                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                      DIVERSIFIED CORPORATE RESOURCES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    255153108
                                 (CUSIP Number)

                     February 6, 2004 and February 10, 2004
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           |_|      Rule 13d-1(b)
                           |X|      Rule 13d-1(c)
                           |_|      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                              CUSIP NO. 255153108
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Jupiter Orbit Fund, Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          587,500(1)
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    587,500(1)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     587,500(1)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     13.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

(1) This amount includes 58,750 shares of Issuer's Series A Convertible Preferred Stock, which are convertible into 587,500 shares of Issuer's common stock. This amount does not include the 225,000 shares of Issuer's common stock beneficially owned by Mercury Orbit Fund, Ltd., B4 Mercury Fund, LLC, Scott W. Pollock and Carl V. Karnes as reported in this Schedule 13G, for which Jupiter Orbit Fund, Ltd. expressly disclaims beneficial ownership.

                              CUSIP NO. 255153108
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Jupiter One Management, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          587,500(2)
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    587,500(2)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     587,500(2)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     13.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

(2) This amount includes 58,750 shares of Issuer's Series A Convertible Preferred Stock, which are convertible into 587,500 shares of Issuer's common stock. This amount does not include the 225,000 shares of Issuer's common stock beneficially owned by Mercury Orbit Fund, Ltd., B4 Mercury Fund, LLC, Scott W. Pollock and Carl V. Karnes as reported in this Schedule 13G, for which Jupiter One Management, LLC, expressly disclaims beneficial ownership.

                              CUSIP NO. 255153108
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Mercury Orbit Fund, Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          225,000(3)
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    225,000(3)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     225,000(3)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     5.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

(3) This amount includes 22,500 shares of Issuer's Series A Convertible Preferred Stock, which are convertible into 225,000 shares of Issuer's common stock. This amount does not include the 587,500 shares of Issuer's common stock beneficially owned by Jupiter Orbit Fund, Ltd., Jupiter One Management, LLC, Scott W. Pollock and Carl V. Karnes as reported in this Schedule 13G, for which Mercury Orbit Fund, Ltd. expressly disclaims beneficial ownership.

                              CUSIP NO. 255153108
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     B4 Mercury Fund, LLC
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Texas
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          225,000(4)
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    225,000(4)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     225,000(4)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     5.4%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

(4) This amount includes 22,500 shares of Issuer's Series A Convertible Preferred Stock, which are convertible into 225,000 shares of Issuer's common stock. This amount does not include the 587,500 shares of Issuer's common stock beneficially owned by Jupiter Orbit Fund, Ltd., Jupiter One Management, LLC, Scott W. Pollock and Carl V. Karnes as reported in this Schedule 13G, for which B4 Mercury Fund, LLC expressly disclaims beneficial ownership.

                              CUSIP NO. 255153108
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Scott W. Pollock
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          812,500(5)
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    812,500(5)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     815,500(5)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     17.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(5) Includes an aggregate 81,250 shares of Series A Preferred Stock, which are convertible into 812,500 shares of Issuer's common stock.

                              CUSIP NO. 255153108
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Carl V. Karnes
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               5.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          812,500(6)
    EACH       -----------------------------------------------------------------
  REPORTING    7.   Sole Dispositive Power
   PERSON           -0-
    WITH:      -----------------------------------------------------------------
               8.   Shared Dispositive Power
                    812,500(6)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     815,500(6)
--------------------------------------------------------------------------------
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     17.1%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(6) Includes an aggregate 81,250 shares of Series A Preferred Stock, which are convertible into 812,500 shares of Issuer's common stock.

ITEM 1(a).    NAME OF ISSUER:   Diversified Corporate Resources, Inc.


ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  10670 N. Central Expressway,  Suite 600
                  Dallas, TX 75231

ITEM 2(a).    NAME OF PERSON FILING:

            This statement is being filed on behalf of the following reporting persons (collectively, the "Reporting Persons"):

              (i)   Jupiter Orbit Fund, Ltd. ("Jupiter Fund");
              (ii) Jupiter One Management, LLC ("Jupiter Management"), the managing general partner of Jupiter Fund;
              (iii) Mercury Orbit Fund, Ltd. ("Mercury Orbit");
              (iv) B4 Mercury Fund, LLC ("B4 Mercury"), the managing general partner of Mercury Orbit;
              (v) Scott W. Pollock ("Pollock"), a manager of both Jupiter Management and B4 Mercury; and
              (vi) Carl V. Karnes ("Karnes"), a manager of both Jupiter Management and B4 Mercury.

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              The Address for all Reporting Persons is:

                           15851 Dallas Parkway, Suite 180
                           Addison, TX 75001

ITEM 2(c).    CITIZENSHIP:

              (i)   Jupiter Fund is a Texas limited partnership;
              (ii)  Jupiter Management is a Texas limited liability company;
              (iii) Mercury Orbit is a Texas limited partnership;
              (iv)  B4 Mercury is a Texas limited liability company;
              (v)   Pollock is an individual and a United States citizen; and
              (vi)  Karnes is an individual and a United States citizen.

ITEM 2(c).    TITLE OF CLASS OF SECURITIES:

              This statement relates to the common stock, $.10 Par Value (the "Common Stock") of Diversified Corporate Resources, Inc. (the "Issuer").

ITEM 2(e).    CUSIP NUMBER:  255153108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable.

ITEM 4.       OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

         (a) Amount beneficially owned:

                  (i) Jupiter Fund and Jupiter Management (collectively, "Jupiter") may be deemed to beneficially own in the aggregate 587,500 shares of the Issuer's Common Stock. Jupiter disclaims beneficial ownership of any shares held by Mercury.

                  (ii) Mercury Orbit and B4 Mercury (collectively, "Mercury") may be deemed to beneficially own in the aggregate 225,000 shares of the Issuer's Common Stock. Mercury disclaims beneficial ownership of any shares held by Jupiter.

                  (iii) Pollock and Karnes may be deemed to beneficially own in the aggregate 812,500 shares of the Issuer's Common Stock.

          (b) Percent of class:

                  (i) The shares owned by Jupiter represent approximately 13.0% of the shares of Common Stock outstanding. The percentage of shares of Common Stock reported herein is based on 3,934,865 shares of Issuer outstanding, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2003, the Issuer's most recently filed periodic report (the "Outstanding Shares"), plus the 587,500 shares of Common Stock issuable upon conversion of the Issuer's Series A Convertible Preferred Stock held by Jupiter (the "Jupiter Shares").

                  (ii) The shares owned by Mercury represent approximately 5.4% of the shares of Common Stock outstanding. The percentage of shares of Common Stock reported herein is based on the Outstanding Shares, plus the 225,000 shares of Common Stock issuable upon conversion of the Issuer's Series A Convertible Stock held by Mercury (the "Mercury Shares").

                  (iii) The shares owned by Pollock and Karnes represent approximately 17.1% of the shares of Common Stock outstanding. The percentage of shares of Common Stock reported herein is based on the Outstanding Shares, plus the Jupiter Shares and the Mercury Shares, which Pollock and Karnes have shared voting control over as the managers of Jupiter Management and B4 Mercury, the managing general partners of Jupiter Fund and Mercury Orbit.

         (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                      All Reporting Persons have sole power to direct the vote of -0- shares.

                  (ii) Shared power to vote or to direct the vote:

                       (A) Jupiter has shared power to vote 587,500 shares;
                       (B) Mercury has shared power to vote 225,000 shares; and
                       (C) Pollock and Karnes have shared power to vote 812,500
                           shares.

                  (iii) Sole power to dispose or to direct the disposition of:

                        All Reporting Persons have sole power to dispose or direct the disposition of -0- shares.

                        Shared power to dispose or to direct the disposition of:

                        (A) Jupiter has shared power to dispose or direct the
                            disposition of 587,500 shares;
                        (B) Mercury has shared power to dispose or direct the
                            disposition of 225,000 shares; and
                        (C) Pollock and Karnes each have shared power to dispose
                            or direct the disposition of 812,500 shares.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

         INSTRUCTION. Dissolution of a group requires a response to this item.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              (i)   Jupiter Orbit Fund, Ltd. is a Texas limited partnership;
              (ii) Jupiter One Management, LLC is a Texas limited liability company and the managing general partner of Jupiter Fund;
              (iii) Mercury Orbit Fund, Ltd. is a Texas limited partnership;
              (iv)  B4 Mercury Fund, LLC is a Texas limited liability company and the managing general partner of Mercury Orbit;
              (v)   Scott W. Pollock is an individual who exercises control
                    over Jupiter and Mercury; and
              (vi) Carl V. Karnes is an individual who exercises control over Jupiter and Mercury.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable.

ITEM 10.      CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2004
                                          JUPITER ORBIT FUND, LTD.

                                          By:  Jupiter One Management, LLC,
                                               Its managing general partner

                                               /s/ Scott W. Pollock
                                               By:  Scott W. Pollock, Manager


                                           JUPITER ONE MANAGEMENT, LLC


                                           /s/ Scott W. Pollock
                                           By:  Scott W. Pollock, Manager


                                           MERCURY ORBIT FUND, LTD.

                                           By: B4 Mercury Fund, LLC,
                                               Its managing general partner

                                               /s/ Scott W. Pollock
                                               By: Scott W. Pollock, Manager

                                           B4 MERCURY FUND, LLC


                                           /s/ Scott W. Pollock
                                           By: Scott W. Pollock, Manager

                                           /s/ Scott W. Pollock
                                           SCOTT W. POLLOCK

                                           /s/ Carl V. Karnes
                                           CARL V. KARNES

                            EXHIBIT A TO SCHEDULE 13G
                             JOINT FILING AGREEMENT

         Each of the undersigned persons hereby agrees and consents to this joint filing of Schedule 13G on such person's behalf, pursuant to Section 13(d) and (g) of the Securities and Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such persons know or have reason to believe that such information is inaccurate.

Dated:  April 7, 2004
                                           JUPITER ORBIT FUND, LTD.

                                           By: Jupiter One Management, LLC,
                                               Its managing general partner

                                               /s/ Scott W. Pollock
                                               By: Scott W. Pollock, Manager


                                           JUPITER ONE MANAGEMENT, LLC


                                           /s/ Scott W. Pollock
                                           By: Scott W. Pollock, Manager


                                           MERCURY ORBIT FUND, LTD.

                                           By: B4 Mercury Fund, LLC,
                                               Its managing general partner

                                               /s/ Scott W. Pollock
                                               By: Scott W. Pollock, Manager


                                           B4 MERCURY FUND, LLC

                                           /s/ Scott W. Pollock
                                           By: Scott W. Pollock, Manager

                                           /s/ Scott W. Pollock
                                           SCOTT W. POLLOCK

                                           /s/ Carl V. Karnes
                                           CARL V. KARNES